EXHIBIT 1
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American Israeli Paper Mills Ltd. Declares Cash Dividend
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Tuesday April 1, 10:18 am ET

HADERA, Israel, April 1 /PRNewswire-FirstCall/ -- The Board of Directors of American Israeli Paper Mills Ltd. (Amex: AIP - News) declared a cash dividend in the amount of NIS 6.61 ($1.41) per share (a total of about NIS 25.9 million). The dividend will be paid on April 30, 2003 to shareholders of record on April 14, 2003. The dollar value of the cash dividend is calculated at the exchange rate in effect on March 31, 2003 of NIS 4.687 to $1.00. The rate of exchange on the record date will determine the exact dollar payment.

The ex-dividend date is April 15, 2003.

The dividend is subject to a 25% tax imposed by the State of Israel.